NO ACT

DC
PE
12-20-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08024900

Received SEC
FEB 19 2008
Washington, DC 20549

February 19, 2008

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2-19-08

Shelley J. Dropkin
General Counsel, Corporate Governance
Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

Re: Citigroup Inc.
Incoming letter dated December 20, 2007

Dear Ms. Dropkin:

This is in response to your letter dated December 20, 2007 concerning the shareholder proposal submitted to Citi by the Central Laborers' Pension Fund. We also have received a letter from the proponent dated January 24, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 28 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Barry McAnarney
Executive Director
Central Laborers' Pension, Welfare & Annuity Funds
P.O. Box 1267
Jacksonville, IL 62651

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor ·
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

RECEIVED
2007 DEC 26 PM 4:09
... ICE OF CHIEF COUNSEL
CORPORATION FINANCE

citi

December 20, 2007

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted to Citigroup Inc. by Central Laborers' Pension, Welfare & Annuity Funds

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement (the "Proposal") submitted by Central Laborers' Pension, Welfare & Annuity Funds (the "Proponent"), for inclusion in the proxy materials to be furnished to stockholders by Citigroup Inc. in connection with its annual meeting of stockholders to be held on or about April 22, 2008 (the "Proxy Materials"). Also enclosed for filing are six copies of a statement outlining the reasons Citigroup Inc. deems the omission of the attached Proposal from the Proxy Materials to be proper pursuant to Rules 14a-8(i)(7).

Rule 14a-8(i)(7) provides that a proposal may be omitted if "it deals with a matter relating to the company's ordinary business operations."

By copy of this letter and the enclosed material, Citigroup Inc. is notifying the Proponent of Citigroup Inc.'s intention to omit the Proposal from the Proxy Materials. Citigroup Inc. currently plans to file its definitive Proxy Materials with the Securities and Exchange Commission on or about March 12, 2008.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,

Shelley J. Dropkin
General Counsel, Corporate Governance

cc: Barry McAnarney, Central Laborers' Pension, Welfare & Annuity Funds
Richard Metcalf, LIUNA
Jennifer O'Dell, LIUNA

Encls.

STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citi" or the "Company"), intends to omit the stockholder proposal and supporting statement (the "Proposal") a copy of which is annexed hereto as Exhibit A, submitted by Central Laborers' Pension, Welfare & Annuity Funds (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2008 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on or about April 22, 2008.

The Proposal provides as follows:

> [t]he shareholders of Citigroup Inc. ("Company") request that the Board of Directors and its Audit Committee establish the following policies and procedures for the Company's relationship with external credit rating agencies:
>
> 1. That the Audit Committee shall be responsible for selecting, monitoring, compensating, and replacing as necessary, the external credit rating agencies which the Company engages;
>
> 2. That the Company shall not employ any individual within one year of that individual being employed by a credit rating agency:
>
> 3. That no employee of the Company may solicit or accept gifts or services from any credit rating agency with which the Company has or may have a relationship;
>
> 4. That the Audit Committee should not approve the retention of any credit rating agency when that agency has been retained to rate a product or service that was previously rated by another agency; i.e., so-called "rating shopping;"
>
> 5. That the Audit Committee should disclose on an annual basis in the manner it determines is most cost-effective any and all services provided to the Company by any external credit rating agencies and the fees paid by the Company for those services; and
>
> 6. That the Audit Committee should annually conduct internal audits to determine that the Company is complying with these policies and procedures.

The Company believes that the Proposal may be omitted from the 2008 proxy materials pursuant to Rule 14a-8(i)(7) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended ("Exchange Act"). Rule 14a-8(i)(7) provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations." Moreover, the Proposal does not raise any significant social policy issues.

THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(7) BECAUSE IT REQUESTS THAT THE COMPANY ADOPT A POLICY (i) GOVERNING THE SELECTION, RETENTION AND COMPENSATION OF VENDORS, (ii) IMPOSES RESTRICTIONS ON HIRING AND PRESCRIBES EMPLOYMENT POLICIES, (iii) REQUIRES ADDITIONAL DISCLOSURES, AND (v) SEEEKS TO GOVERN INTERNAL BUSINESS PRACTICES, ALL OF WHICH ARE MATTERS THAT RELATE TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS

The Proposal requests that the Board of Directors and the Audit Committee establish specific policies and procedures regarding the Company's relationships with external credit rating agencies, addressing such issues as the selection of the rating agencies, compensating them and replacing them, and refusing to approve the retention of any credit rating agency that "has been retained to rate a product or service that was previously rated by another agency." In addition, the Proposal mandates disclosure around these relationships, as well as restrictions on employment. The Proposal, in requesting the adoption of a policy governing the relationships with rating agencies, seeks to govern internal business practices. These matters are core management functions that fall squarely within management's day-to-day operation of the Company.

In Exchange Act Release No. 34-40018 (the "1998 Release"), the Commission identified two central considerations underlying the ordinary business exclusion. The first is that: "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion and termination of employees, decisions on production quality and quantity and the retention of suppliers." The second consideration involves the degree to which the proposal seeks to "micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Decisions related to the hiring and replacement of vendors, compensation to be paid to them, employment decisions and restrictions on employees, and disclosures pertaining thereto are core management functions that fall squarely within the Company's ordinary business operations.

Decisions related to the hiring or replacement of vendors and their compensation are core management functions

Citigroup, like most other corporate issuers obtains ratings of its equity and debt securities in order to enable it to sell its securities. In addition to ratings of the Company and its subsidiaries, rating agencies rate securities products that Citigroup issues as issuer. Underwriters of securities generally insist on the securities being rated by one or more agencies specified by the underwriters. The underwriters specify the agencies based on what they deem necessary in order to sell the securities. Certain investors, such as mutual funds, cannot purchase securities unless they carry the ratings required by the funds. Fees paid to the rating agencies are set by the rating agencies and are not publicly available. Given its size and scope, Citigroup may request thousands of ratings each year from credit rating agencies.

The Proposal, in seeking to have the Audit Committee choose the rating agencies, compensate them and replace them, would interfere with management's responsibilities and the need to act expeditiously in many circumstances. Issuers have little choice but to obtain ratings. Issuers provide information to the rating agencies about themselves and their products in order to allow ratings agencies to assign a rating. Issuers pay the rating agencies pursuant to a standard rate arrangement provided to them annually by each rating agency. With the sheer number of transactions, the differing requests of underwriters and investors as to which agencies are to provide ratings and the speed with which transactions are executed, it would be impractical for a Board or Board committee to choose, compensate and replace credit agencies. Indeed, it would be inappropriate for the Board or a Board Committee to be responsible for choosing or replacing a credit rating agency since that decision is effectively made by underwriters and investors. Were the Board or a Board Committee to decide that the Company could no longer use a particular credit rating agency or refuse to pay its fees, the Company would have great difficulty accessing the capital markets.

As noted above "retention of suppliers" is an example of one of the core considerations underlying the ordinary business exclusion. The Staff of the Division of Corporate Finance of the SEC ("Staff") has consistently deemed inappropriate for shareholder consideration under Rule 14a-8(i)(7) decisions regarding relationships with vendors or suppliers. See International Business Machines Corporation (December 29, 2006) where the Staff declined to recommend enforcement action against a company that excluded a proposal relating to "ordinary business operations (i.e., decisions relating to supplier relationships)" and PepsiCo, Inc. (February 11, 2004) where the Staff declined to recommend enforcement action against a company that excluded a proposal relating to "ordinary business matters, (i.e., decisions relating to vendor relationships)."

The Proposal seeks to have the Board or the Audit Committee micromanage the Company's transactions with rating agencies in a manner that would be unworkable and detrimental to the Company. Decisions as to the hiring, replacement and compensation of credit rating agencies are ordinary business decisions to be handled by management of a company and should not be micro-managed by stockholders. The Proposal, in imposing a supervisory role that in and of itself micromanages the process, seeks to inappropriately micromanage a core business function of the Company.

Decisions related to employment policies and decisions are core management functions

Employment decisions, also a core management function, are implicated by the Proposal. The policy requested by the Proposal would prohibit the Company from employing a former credit rating agency employee within one year of his or her departure from the rating agency. While no proof of undue influence is cited in the Proposal, it would appear that the purpose of this restriction would be to prevent former employees of rating agencies from reaching out to colleagues and friends at the agency to garner better ratings for their new employers. Credit rating agencies, in order to preserve their integrity, have requirements regarding engagements with issuers designed to prevent any rating agency employee from being able to issue a rating as a result of influence from an issuer. Certainly prior employment is not the only form of influence that agencies must guard against. If there are concerns about the integrity of rating agency employees, they would be more appropriately addressed by the rating agencies than by imposing restrictions on the Company's ability to choose its employees.

Along the same lines, the Policy would prohibit the Company's employees from soliciting or accepting gifts or services from a credit rating agency with which the Company has or may have a relationship. The Company already has a Code of Conduct in place with strict rules regarding accepting gifts from clients and vendors.

As noted above "the management of the workforce, such as the hiring, promotion and termination of employees", is an example of one of the core considerations underlying the ordinary business exclusion. The hiring and retention of employees are routine matters normally left to the day-to-day managers of a corporation. Indeed, in Cracker Barrel Old Country Store, Inc. (avail. Oct. 13, 1992), the Staff said that it would view proposals directed at a company's employment policies and practices with respect to its non-executive workforce to be uniquely matters of the company's ordinary business operations. The Staff then provided examples of the categories of proposals that had been deemed excludable on that basis, which included management of the workplace and employee hiring and firing. In accordance with that view, the Staff has consistently determined that shareholder proposals relating to employment are properly excludable from proxy materials. See, e.g. Walt Disney Company (December 16, 2002), where the Staff concluded that a proposal to recommend and request that the board of directors consider removing the chief executive officer from the company's employment and terminating his contract was excludable under Rule 14a-8(i)(7) as it related to the termination, hiring or promotion of employees; Wachovia Corporation (February 17, 2002), where the Staff concluded that a proposal requesting that the board of directors seek and hire a competent CEO may be excluded as ordinary business as it related to the termination, hiring or promotion of employees; Merrill Lynch (February 8, 2002), where the Staff determined that a shareholder proposal requesting the chief executive officer's resignation may be excluded pursuant to Rule 14a-8(i)(7) as it related to the company's ordinary business of termination, hiring or promotion of employees; and U.S. Bancorp (February 27, 2000) where the Staff held that a shareholder proposal to remove the officers and directors from office may be excluded under Rule 14a-8(i)(7) as it related to the company's ordinary business of termination, hiring or promotion of employees.

In addition, by mandating that the Company adopt a policy on the receipt of gifts by employees from vendors, the Proposal seeks to micro-manage employment policies. See International Business Machines Corporation (December 29, 2006) where the Staff declined to recommend enforcement action against a company that excluded a proposal relating to "ordinary business operations (i.e. decisions relating to ...developing a code of ethics)".

Decisions as to employment and policies surrounding employee acceptance of gifts and services are core management functions. By trying to mandate employment decisions and policies addressed to employees, the Proposal again is seeking to micro-manage a core business function of the Company.

Decisions regarding disclosure are core management functions

The Securities and Exchange Commission ("Commission") promulgates rules governing the appropriate disclosure required to be provided by companies in order to allow stockholders and potential investors to evaluate an investment in the company based on ample and relevant information. Decisions to disclose additional information beyond that which is required by the Commission fall squarely within management's ordinary business judgment. The Proposal requests that the Company disclose any and all services provided to the Company by any credit rating agency and the fees paid for those services. This information is highly confidential and sensitive and relates solely to the conduct of the Company's ordinary business operations. There are no rules or regulations requiring disclosure of this information and its disclosure may have an anti-competitive effect on the Company. As such, decisions as to what constitutes appropriate disclosure with respect to the fees paid to and services provided by credit rating agencies relate to the Company's ordinary business operations.

In Peregrine Pharmaceuticals, Inc. (July 28, 2006), the Staff declined to recommend enforcement action against a company that omitted a proposal requesting it to post on its website monthly statistics regarding its clinical trials. See also AmerInst Insurance Group, Ltd. (April 14, 2005) (proposal requesting a company to provide a full, complete and adequate disclosure of the accounting, each calendar quarter, of its line items of Operating and Management expenses omitted under Rule 14a-8(i)(7)).

Decisions as to disclosure are ordinary business decisions to be handled by management of a company and should not be micro-managed by stockholders. The Proposal, in imposing additional disclosure requirements, seeks to inappropriately micromanage a core business function of the Company.

The policy seeks to govern business conduct involving internal policies

The Proposal, by requesting the adoption of an internal policy, seeks to govern the Company's business conduct in the area of its relationships with vendors (hiring, compensating and replacing credit rating agencies) and its relationships with employees (restrictions on hiring and on employee conduct). The policy would also require additional disclosures. All of these matters are internal operations and decision-making with respect to these matters are core management functions.

The Staff has long recognized that proposals which attempt to govern business conduct involving internal operating policies, customer relations and legal compliance programs may be excluded from proxy materials pursuant to Rule 14a-8(i)(7) because they infringe upon management's core function of overseeing business practices. See, e.g., H&R Block Inc. (August 1, 2006) (proposal sought implementation of legal compliance program with respect to lending policies); Bank of America Corporation (March 3, 2005) (proposal to adopt a "Customer Bill of Rights" and create a position of "Customer Advocate"); Deere & Company (November 30, 2000) (proposal relating to creation of shareholder committee to review customer satisfaction); CVS Corporation (February 1, 2000) (proposal sought report on a wide range of corporate programs and policies); Associates First Capital Corporation (February 23, 1999) (proposal requested that Board monitor and report on legal compliance of lending practices); Chrysler Corp. (February 18, 1998) (proposal requesting that board of directors review and amend Chrysler's code of standards for its international operations and present a report to shareholders); Citicorp (January 9, 1998) (proposal sought to initiate a program to monitor and report on compliance with federal law in transactions with foreign entities).

The adoption of the policy requested by the Proposal would infringe improperly on management's ability to oversee business practices. The Proposal, in requiring adoption of an internal policy that would govern business conduct seeks to inappropriately micromanage a core business function of the Company.

CONCLUSION

For the foregoing reasons, the Company believes the Proposal may be omitted pursuant to Rule 14a-8(i)(7).

Exhibit A

CENTRAL LABORERS' PENSION, WELFARE & ANNUITY FUNDS
P.O. BOX 1267 · JACKSONVILLE, IL 62651 · (217) 243-8521 · FAX (217) 245-1293

Sent Via Fax (212) 793-7600

November 13, 2007

Ms. Shelley Dropkin
Corporate Secretary
Citigroup, Inc.
399 Park Avenue
New York, NY 10043

Dear Ms. Dropkin,

On behalf of the Central Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Citigroup, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 59,932 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Jennifer O'Dell, Assistant Director of the LIUNA Department of Corporate Affairs at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell at Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

Barry McAnarney
Executive Director

c: Jennifer O'Dell
Enclosure

Resolved: That the shareholders of Citigroup Inc. ("Company") request that the Board of Directors and its Audit Committee establish the following policies and procedures for the Company's relationship with external credit rating agencies:

1. That the Audit Committee shall be responsible for selecting, monitoring, compensating, and replacing as necessary, the external credit rating agencies which the Company engages;

2. That the Company shall not employ any individual within one year of that individual being employed by a credit rating agency;

3. That the Audit Committee should require that it pre-approve the retention of any credit rating agency when that agency has been retained to rate a product or service that was previously rated by another agency; i.e., so-called "rating shopping;"

4. That the Audit Committee should disclose on an annual basis the total fees paid by the Company specific credit rating agencies including services provided in connection with the issuance or rating of debt as well as any other ancillary or consulting services; and

5. That the Audit Committee should annually conduct internal audits to determine that the Company is complying with these policies and procedures.

Supporting Statement:

According to a Citigroup release dated November 7, 2007, our company has "significant declines" in the fair value of approximately $55 Billion in U.S. subprime related exposures. "Citi estimates that, at the present time, the reduction in revenues attributable to these declines ranges from approximately $8 billion to $11 billion (representing a decline of approximately $5 billion to $7 billion in net income on an after-tax basis)."

In "How Ratings Firms' Calls Fueled Subprime Mess," (August 15, 2007) the Wall Street Journal Online stated:

"It was lenders that made the lenient loans, it was home buyers who sought out easy mortgages, and it was Wall Street underwriters that turned them into securities. . . .

Also helping spur the boom was a less-recognized role of the rating companies: their collaboration, behind the scenes, with the underwriters that were putting those securities together. Underwriters don't just assemble a security out of home loans and ship it off to the credit raters to see what grade it gets. Instead, they work with rating companies while designing a mortgage bond or other security, making sure it gets high-enough ratings to be marketable."

In August 26, 2007 testimony before the U.S. Senate Committee on Banking, SEC Chairman Christopher Cox stated that the Commission is examining whether credit rating agencies, "were unduly influenced by issuers and underwriters of RMBS (residential mortgage-backed securities) to diverge from their stated methodologies and procedures for determining credit ratings in order to publish a higher rating."

This proposal will help restore confidence in our Company and in the credit markets by encouraging the Board to ensure that our Company's activities in this area are conducted with transparency and integrity by developing policies that govern its relationship with external credit rating agencies.

CENTRAL LABORERS' PENSION, WELFARE & ANNUITY FUNDS
P.O. BOX 1267 · JACKSONVILLE, IL 62651 · (217) 243-8521 · FAX (217) 245-1293

January 24, 2008

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Response to Citigroup, Inc.'s Request for No-Action Advice Concerning the Central Laborers Pension, Welfare & Annuity Fund's Shareholder Proposal

Dear Sir or Madam:

The Central Laborers Pension, Welfare & Annuity Fund ("Fund") hereby submits this letter in reply to Citigroup, Inc.'s ("Citigroup" or "Company") Request for No-Action Advice to the Security and Exchange Commission's Division of Corporation Finance staff ("Staff") concerning the Fund's shareholder proposal ("Proposal") and supporting statement submitted to the Company for inclusion in its 2008 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

Introduction

The Proposal requests that the Board of Directors and its Audit Committee establish a series of policies and procedures concerning the Company's relationships with external credit rating agencies. The Company argues that the Proposal may be excluded under Rule 14a-8(i)(7):

> Rule 14a-8(i)(7) provides that a proposal may be omitted if it 'deals with a matter relating to the company's ordinary business operations.' Moreover, the Proposal does not raise any significant social policy issues.

The Company bears the burden of persuasion that the Proposal may be excluded – a burden it fails to meet. As we will demonstrate, the ordinary business exclusion has been consistently interpreted by the Staff not to support exclusion of proposals that transcend ordinary business, which the Proposal clearly does.

The Proposal concerns a matter that clearly transcends the Company's ordinary business operations so it is not excludable under Rule 14a-8(i)(7)

The Company's request for no-action advice focuses on demonstrating that the policies and procedures requested by the proposal raise matters that are "core management functions that fall squarely within management's day-to-day operation of the Company" such as the selection of the rating agencies, compensating them and replacing them, refusing to approve the retention of a credit rating agency when rating agency shopping has taken place, and also providing disclosure around these relationships.[1] *However, the Proposal does not address the fact that the presence of widespread public debate regarding an issue may transform an issue into one that transcends day-to-day business matters.* **See** *Staff Legal Bulletin No. 14A (July 12, 2002).*

As quoted above, the Company does assert – irrelevantly, we believe – that the Proposal does not raise any significant **social** policy issues. Beazer Homes USA, Inc. raised this argument within the last several months against a proposal requesting that the company report on its mortgage practices and the Staff rejected that argument. **See** Beazer Homes USA, Inc., 2007 SEC No-Act. LEXIS 678 (November 30, 2007).

Both Staff legal bulletins and numerous precedents, as well as a straight-forward reading of the plain language of (i)(7), make clear that no such limitation exists.

In Staff Legal Bulletin No. 14A (July 12, 2002) it was noted:

> The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters.[]
>
> We believe that the public debate regarding shareholder approval of equity compensation plans has become significant in recent months. Consequently, in view of the widespread public debate regarding shareholder approval of equity compensation plans and consistent with our historical analysis of the 'ordinary business' exclusion, we are modifying our treatment of proposals relating to this topic.[] . . . .

The analogy to the widespread debate surrounding equity-based compensation is apt. The subprime crisis that has engulfed the country and dominated news the

[1] The body of the Company's request for no-action advice cites the Proposal as including a provision that no employee of the Company may solicit or accept gifts. This provision was not included in the Proposal submitted to the Company, a correct copy of which the Company attached to its no-action request. We believe that the Company inadvertently included the gifts provision that had been included in a draft version that had been discussed with the Company prior to submission. We submit that all of the Company's arguments surrounding this provision that was not included in the Proposal should be disregarded.

last several months, as well as the severe economic and financial crisis that has ensued, certainly serves to elevate what admittedly once might have been a matter of ordinary business to anything but that today.

In *Verizon Communications Inc.*, 2003 SEC No-Act. LEXIS 123 (Jan. 23, 2003) the Staff rejected the company's Rule 14a-8(i)(7) argument and affirmed inclusion of a proposal that was not related to a significant *social* policy issue, but clearly a significant policy issue. The Staff stated:

> The proposal requests that the board of directors adopt a policy 'stating that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide any management consulting services to our Company.'
>
> . . . .
>
> We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(7). That provision permits the omission of a proposal that deals with a matter relating to the ordinary business operations of a registrant. In view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy issues, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Just as proposals requesting that boards adopt policies to address potential auditor conflicts were not found to be matters of ordinary business, neither should the Fund's proposal seeking to address potential conflicts as they relate to credit rating agencies.

Another important precedent is provided by *National Semiconductor Corporation*, 2002 SEC No-Act. Lexis 821 (December 6, 2002) which represents a decision by the full Commission directing the Staff to reconsider its original decision in favor of the company seeking to exclude a proposal requesting the board establish a policy and practice of expensing in its annual income statement the cost of stock options issued to company executives. The proponent in *National Semiconductor* noted, "Regardless of whether the issue of expensing stock options may once have been portrayed as a mundane matter that reflects no more than a choice of accounting methods, such is most definitely not the case today."

The issue in the instant case thus is whether the widespread public debate concerning the subprime mortgage crisis elevates the Proposal such that it transcends ordinary business matters. Note first that the relationship between financial institutions such as Citigroup and the credit rating agencies, which is described in detail at pages two to three of the Company's no-action letter, is a central player in the subprime mortgage imbroglio.

As the Company notes in its no-action request,

> Citigroup, like most other corporate issuers obtains ratings of its equity and debt securities in order to enable it to sell its securities. In addition to ratings of the Company and its subsidiaries, rating agencies rate securities products that Citigroup issues as issuer. . . . Given its size and scope, Citigroup may request thousands of ratings each year from credit rating agencies.

As an example of how far-flung and significant these relationships may be – the following apparently relates to the Company's Romania operation -- consider the following excerpt from Citigroup's website at www.citibank.com/romania:

> **CAPITAL STRUCTURING ADVISORY**
>
> Our services encompass both advice and execution for funding on- and off-balance sheet transactions, with the focus on helping companies achieve the capital structure that best supports their business strategy. By structuring financing to meet investor demand, we also help achieve favorable and cost-efficient terms.
>
> **RATING ADVISORY**
>
> Citigroup Corporate and Investment Banking / Citigroup Global Capital Markets Inc. has a dedicated Rating Advisory Group where the majority of senior personnel are former employees of S&P, Moody's or Fitch. The team has over 40 years of rating experience and is totally focused on ratings, whether it be the marketing and execution of ratings advisory mandates, or general discussions with the rating agency analysts on rating issues or trends.
> The group provides hands-on rating advice to our clients at all stages of the ratings process, from the selection of a rating agency, scheduling of meeting dates, preparation of documentary materials and slide presentations, conducting rehearsals, attending the rating agency meetings and all necessary subsequent follow-up.

Unfortunately, more than ample evidence exists of the widespread discussion and debate concerning Citigroup and the subprime mortgage crisis. First, Citigroup issued a press release on January 15, 2008, which stated in pertinent part:

> Citigroup Inc. (NYSE:C) today reported a net loss for the 2007 fourth quarter of $9.83 billion, or $1.99 per share. Results include $18.1 billion in pre-tax write-downs and credit costs on sub-prime related direct

exposures in fixed income markets, and a $4.1 billion increase in credit costs in U.S. consumer primarily related to higher current and estimated losses on consumer loans.

For the full year 2007, net income was $3.62 billion, or $0.72 per share. See Schedule A for full year business segment results. . . .

Management Comment

"Our financial results this quarter are clearly unacceptable. Our poor performance was driven primarily by two factors – significant write-downs and losses on our sub-prime direct exposures in fixed income markets, and a large increase in credit costs in our U.S. consumer loan portfolio.

- **Revenues** were $7.2 billion, down 70%, driven by significant write-downs on sub-prime related direct exposures in fixed income markets . . . .

. . . .

- In markets & banking, securities and banking revenues were negative due to write-downs and losses related to deterioration in the mortgage-backed and credit markets, including:

    - Write-downs of $17.4 billion on sub-prime related direct exposures. These exposures on September 30, 2007 were comprised of approximately $11.7 billion of gross lending and structuring exposures and approximately $42.9 billion of net ABS CDO super senior exposures (ABS CDO super senior gross exposures of $53.4 billion). On December 31, 2007, sub-prime related direct exposures were comprised of approximately $8.0 billion of gross lending and structuring exposures and approximately $29.3 billion of net ABS CDO super senior exposures (ABS CDO super senior gross exposures of $39.8 billion).

The *New York Times* reported the next day , January 16, 2008, in an article entitled "Citigroup Loss Raises Anxiety Over Economy":

> Citigroup, the nation's largest bank, reported a staggering fourth-quarter loss of $9.83 billion on Tuesday and issued a sobering forecast. . . .
>
> To shore up their financial condition, Citigroup and Merrill Lynch, which has also been rocked by the subprime mortgage debacle, both were forced

again to go hat in hand for cash infusions from investors in the United States, Asia and the Middle East, for a combined total of nearly $19.1 billion.

. . . .

Citigroup's record loss was caused by write-downs from soured mortgage-related securities and reserves for current and future bad loans totaling $23.2 billion. Responding to a string of dismal quarters, the bank said it would also lay off another 4,000 workers, on top of announced reductions of 17,000 employees, and cut its dividend to conserve $4.4 billion cash annually.

The day before Citigroup's press release, January 14, 2008, the *Washington Post* reported that

Current and former CEO's of three major U.S. financial institutions deeply involved in the widening subprime mortgage crisis were asked on Monday by a Congressional committee to testify at a hearing next month on their massive pay and severance packages.

A House of Representatives panel invited Countrywide Financial Corp CEO Angelo Mozilo, former Citigroup Inc. CEO Charles Prince and former Merrill Lynch & Co Inc CEO Stanley O'Neal to appear and answer questions on February 7.

Washington Post, January 14, 2008, "Congress panel wants to grill subprime CEOs on pay." Also on January 15, 2008, the Associated Press reported that "Standard & Poor's Rating Services slashed its rating on Citigroup Inc.'s credit Tuesday after the bank reported a $9.83 billion loss for the fourth quarter." ("S&P Slashes Citigroup's Credit Rating.)

The previous week *The New York Times* reported:

Citigroup, badly bruised by the sharp downturn in the housing market, is bringing its mortgage-related activities under one roof.

. . . .

The move is one of the first major actions that Vikram S. Pandit has taken since being named chief executive in December and could foreshadow another shake-up of the consumer bank.

. . . .

> Citigroup has long been a major player in the mortgage business and one of the biggest issuers of subprime home loans. . . .

The New York Times, "Citigroup Combining Mortgage Operations Into One Unit," January 9, 2008. ***See also*** *The Wall Street Journal*, "To raise more capital, Citigroup is shoving aside its shareholders," January 16, 2008; *Business Week*, "This Disaster Was Guaranteed: Money-back assurances on subprime-linked securities are costing some leading bank billions," Dec. 10, 2007; *Associated Press*, "Citigroup will assume control of 7 structured investment vehicles with $49 billion in assets," Dec. 14, 2007.

Clearly, these events at Citigroup are not matters of ordinary business. Further, it has become clear that this has become a global crisis. On Jan. 21, 2008, the New York Times features an article entitled "Stock Plunge Worldwide on Fears of a U.S. Recession." That article noted:

> Fears that the United States is in a recession reverberated around the world on Monday, sending stock markets from Frankfurt to Bombay into a tailspin and puncturing the hopes of many investors that Europe and Asia will be able to sidestep an American downturn.
>
> On a day when United States markets were closed in observance of Martin Luther King's Birthday, the world's eyes were trained nervously on the United States. Investors reacted with what many analysts described as panic to the multiplying signs of weakness in the American economy.
>
> Shares of banks led the decline in many countries, **underscoring that the subprime crisis continues to hobble the global financial system. . . .** (emphasis added).

In an article entitled "Paulson says Bush administration working to combat subprime crisis," International Herald Tribune (Jan. 7, 2008) it was reported:

> The Bush administration is working to combat the severe housing crisis in the United States, but there is no simple solution, Treasury Secretary Henry Paulson said Monday, adding that a correction in the housing market is "inevitable and necessary."
>
> . . . .
>
> Paulson said the country was facing an unprecedented wave of 1.8 million subprime mortgages that are scheduled to reset to sharply higher rates over the next two years. He said this raised the possibility of a market failure and was the reason the administration brokered a deal with the mortgage

> industry to freeze certain subprime mortgage rates for five years to allow the housing market to recover.
>
> . . . .
>
> Paulson and President George W. Bush were both delivering speeches Monday on the state of the economy. Bush received an update Friday from Paulson, Federal Reserve Chairman Ben Bernanke and other market regulators about how markets have been performing following a severe credit squeeze that began in August that roiled financial markets around the world.
>
> The credit crisis was sparked by raising defaults on subprime mortgages. Those defaults have already resulted in multibillion-dollar losses at many financial institutions who bought securities backed by the subprime mortgages that have gone bad. . . .

To conclude, the Proposal addresses a topic that certainly transcends matters of ordinary business and the Staff should follow the precedent and deny the Company's request for no-action relief.

For these reasons, we submit that the Company has failed to satisfy its burden of persuasion under Rule 14a-8(i)(7) and the Proposal should be included in the Company's proxy statement.

If you have any questions or wish to discuss the Proposal, please contact Jennifer O'Dell, Assistant Director, LIUNA Corporate Affairs Department, at (202) 942-2359.

Sincerely,

Barry McAnarney
Executive Director

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 19, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 20, 2007

The proposal requests that the board of directors and the audit committee establish policies and procedures specified in the proposal related to the company's relationship with external credit rating agencies, including that the company shall not employ any individual within one year of that individual being employed by a credit rating agency.

There appears to be some basis for your view that Citi may exclude the proposal under rule 14a-8(i)(7), as relating to Citi's ordinary business operations (i.e., the termination, hiring, or promotion of employees). Accordingly, we will not recommend enforcement action to the Commission if Citi omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Song Brandon

Song Brandon
Attorney-Adviser

END